NPH McDowell, LLC
(A Delaware Limited Liability Company)

December 31, 2015 and 2014

Independent Auditors' Report

and

Consolidated Financial Statements

NPH McDowell, LLC
(A Delaware Limited Liability Company)

Independent Auditors' Report
And Consolidated Financial Statements

Independent Auditors' Report	1 - 2
Financial Statements	
Consolidated Balance Sheet	3
Consolidated Statement of Operations	4
Consolidated Statement of Changes in Members' Equity	5
Consolidated Statement of Cash Flows	6
Notes to Consolidated Financial Statements	7 – 15

HOOD & STRONG LLP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

THE MEMBERS
NPH MCDOWELL, LLC
San Francisco, California

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of **NPH McDowell, LLC (A Delaware Limited Liability Company) (the Company)** which comprise the consolidated balance sheet as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Consultants and

Business Advisors

100 First Street

14th Floor

San Francisco

CA 94105

415.781.0793

fax 415.421.2976

60 S. Market Street

Suite 200

San Jose

CA 95113

408.998.8400

fax 408.998.8485

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NPH McDowell, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hood & Strong LLP

San Francisco, California
March 7, 2016, except as to footnote 2m,
which is dated as of August 29, 2016

NPH McDowell, LLC
(A Delaware Limited Liability Company)

Consolidated Balance Sheet

December 31,		2015		2014
Assets				
Current Assets:				
Cash	$	1,379,906	$	1,625,666
Restricted cash		-		1,717,981
Accounts receivable		411,187		242,523
Escrow accounts and deposits		5,519,396		5,484,732
Prepaid and other current assets		833,093		274,849
Total current assets		8,143,582		9,345,751
Loan Fees		1,003,066		994,612
Property and Equipment, net		221,094,018		226,527,579
Total assets	$	230,240,666	$	236,867,942
Liabilities and Members' Equity				
Current Liabilities:				
Accounts payable and accrued expense	$	899,824	$	432,486
Accrued interest payable		692,168		692,168
Accrued property taxes		1,695,919		1,349,705
Total current liabilities		3,287,911		2,474,359
Other Liabilities		739,939		390,887
Long-Term Debt		180,226,000		180,226,000
Total liabilities		184,253,850		183,091,246
Members' Equity		45,986,816		53,776,696
Total liabilities and members' equity	$	230,240,666	$	236,867,942

See accompanying notes to financial statements.

NPH McDowell, LLC
(A Delaware Limited Liability Company)

Consolidated Statement of Operations

Years Ended December 31,	2015	2014
Revenue:		
Rental income	$ 26,016,041	$ 25,213,014
Other income	1,627,742	1,839,131
Total revenue	27,643,783	27,052,145
Expenses:		
Wages and salaries	2,589,725	2,589,031
Redecorating	511,202	515,440
Maintenance	638,872	603,780
Replacement costs	674,920	608,425
Landscaping	289,430	252,595
Utilities	507,041	466,941
Insurance	619,735	801,144
Homeowners association dues	125,100	112,105
Marketing	190,718	160,237
Property management fees	671,487	705,360
Professional fees	462,737	470,068
Other contract services	68,415	60,268
Other general and administrative	465,009	432,757
Property taxes	3,702,210	4,244,830
Depreciation and amortization expense	7,594,038	7,523,471
Amortization of in place leases	-	4,463,957
Interest expense	8,149,720	8,149,720
Acquisition transaction fees	1,717,982	136,400
Total expenses	28,978,341	32,296,529
Net Loss	$ (1,334,558)	$ (5,244,384)

See accompanying notes to financial statements.

NPH McDowell, LLC
(A Delaware Limited Liability Company)

Consolidated Statement of Changes in Members' Equity

Years Ended December 31, 2015 and 2014

	National Property Holdings Corp.	MMF Partners JV Prospect, LLC	Total Members' Equity
Balance - December 31, 2013	$ 59,497,057	$ 6,610,784	$ 66,107,841
Distributions	(6,378,084)	(708,677)	(7,086,761)
Net loss	(4,719,946)	(524,438)	(5,244,384)
Balance - December 31, 2014	48,399,027	5,377,669	53,776,696
Capital contributions	689,715	76,635	766,350
Distributions	(6,499,505)	(722,167)	(7,221,672)
Net loss	(1,201,102)	(133,456)	(1,334,558)
Balance - December 31, 2015	$ 41,388,135	$ 4,598,681	$ 45,986,816

See accompanying notes to financial statements.

NPH McDowell, LLC

(A Delaware Limited Liability Company)

Consolidated Statement of Cash Flows

Years Ended December 31,		2015		2014
Operating Activities:				
Net loss	$	(1,334,558)	$	(5,244,384)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:				
Depreciation expense		7,482,492		7,411,904
Amortization expense		111,546		111,567
Amortization of in place leases		-		4,463,957
Changes in operating assets and liabilities:				
Receivables		(168,664)		36,240
Prepaid and other current assets		(558,244)		241,044
Escrow accounts and deposits		(34,664)		(55,003)
Loan fees		(120,000)		-
Accounts payable and other liabilities		1,162,604		991,933
Net cash provided by operating activities		6,540,512		7,957,258
Investing Activities:				
Purchase of property and equipment		(2,048,931)		(1,767,522)
Net cash used by investing activities		(2,048,931)		(1,767,522)
Financing Activities:				
Contributions to members' equity		766,350		-
Distributions of members' equity		(7,221,672)		(7,086,761)
Net cash used by financing activities		(6,455,322)		(7,086,761)
Change in Cash and Restricted Cash		(1,963,741)		(897,025)
Cash and Restricted Cash, Beginning of year		3,343,647		4,240,672
Cash and Restricted Cash, End of year	$	1,379,906	$	3,343,647

Supplemental Disclosure of Cash Flow Information:				
Cash paid for interest	$	8,149,720	$	8,149,720
Cash paid for taxes		288		-

See accompanying notes to financial statements.

Note 1 - Nature of Business:

NPH McDowell, LLC (the Company) is a Delaware Limited Liability Company that was formed to acquire, own, renovate, and manage six multi-family apartment buildings located in and around Florida, Georgia, North Carolina, and Texas. The Company's Managing Member is MMF Partners JV Prospect, LLC (MCD), a Delaware Limited Liability Company. MCD has a ten percent (10%) interest in the Company. National Property Holdings Corp., a Maryland corporation (NPH) owns ninety percent (90%) interest in the Company.

Pursuant to the operating agreement the Managing Member is paid the following fees:

- An asset management fee primarily based upon gross project revenues
- An acquisition fee based upon the total acquisition price of each purchased property
- Construction management fees based upon upgrades, renovations, and capital improvements with respect to the properties
- Other fees as disclosed in the operating agreement

Since the Members are not personally liable for the Company's debt and liabilities, the Members' exposure to the liabilities of the Company is generally limited to the amounts contributed.

The Company's income is taxed directly to its members. Accordingly, no provision for income taxes is included in these consolidated financial statements.

Note 2 - Summary of Significant Accounting Policies:

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

a. Basis of Accounting

The Company's consolidated financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accordingly, income and expenses are accrued as earned and incurred, respectively.

b. Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c. Principles of Consolidation

The consolidated financial statements include the accounts of NPH McDowell, LLC, and its wholly-owned subsidiaries, City West Apartments II, LLC (City West), Matthews Reserve II, LLC (Matthews Reserve), Mission Gate II, LLC (Mission Gate), St. Marin Apartments II, LLC (St. Marin), Vinings Corner II, LLC (Vinings Corner), and Uptown Park Apartments II, LLC (Central Park). All significant intercompany accounts have been eliminated in consolidation.

d. Cash and Cash Equivalents

Cash consists of checking and certificates of deposit accounts. Cash balances may occasionally exceed federally-insured limits.

e. Restricted Cash

Restricted cash represents acquisition fees retained as required by the operating agreement of the Company. These fees were released to the Managing Member in 2015 pursuant to the terms of the operating agreement.

f. Loan Fees

Loan financing costs are being amortized on a straight line basis over a ten year term.

g. Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed over estimated useful lives of the respective assets.

h. Asset Retirement Obligation

Current accounting standards require recording of an asset and related liability for costs associated with the retirement of long-lived tangible assets when an unconditional legal obligation to perform a retirement activity exists. The Company is not aware of any specific unconditional legal obligations which, individually or in the aggregate, are material to the Company's financial position.

i. Impairment of Long-Lived Assets

The Company evaluates its carrying value of long-lived and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

No significant impairment charges have been recorded during the years ended December 31, 2015 and 2014.

j. Revenue Recognition

Rental income is recognized based upon signed lease agreements which stipulate the amounts due monthly.

k. Uncertain Tax Positions

The Company files partnership income tax returns and as such, the income and losses of the Company flow through to the individual members. Accordingly, no provisions for federal taxes are provided in the financial statements. However, limited liability companies are subject to a minimum California, Texas, Florida, Georgia, and North Carolina income tax as well as a tax based upon gross receipts. 2014 and 2013 tax returns are still open to audit for those states.

The Company adopted authoritative guidance related to accounting for uncertain tax positions on the inception date. As of the date of adoption, the Company had no unrecognized income tax benefits. Should the Company incur interest and penalties relating to tax uncertainties, such amounts would be classified as a component of interest expense and operating expense, respectively.

At December 31, 2015 and 2014, the Company had no increase or decrease in unrecognized income tax benefits for the fiscal years and there was no accrued interest or penalties relating to tax uncertainties.

l. Statement of Cash Flows

For purposes of the statement of cash flows, cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

m. Subsequent Events

The Company has reviewed and evaluated subsequent events from December 31, 2015 through August 29, 2016, the date these financial statements are available to be issued. Except as described in Note 5, there were no material subsequent events that required recognition or additional disclosure in these financial statements.

n. Recent Accounting Pronouncements

The FASB issued authoritative guidance, Revenue from Contracts with Customers (Topic 606). These amendments provide that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for fiscal years beginning after December 15, 2018. The impact of adopting this guidance on subsequent periods has not yet been determined.

In April 2015, the FASB issued Accounting Standards Update 2015-03, Simplifying the *Presentation of Debt Issuance Costs ("ASU 2015-03")*. This new guidance requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset and will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for financial statements that have not been previously issued and must be applied on a retrospective basis to all prior periods presented in the financial statements. The impact of adopting this guidance is not expected to have a significant effect on the consolidated financial statements and disclosures.

Note 3 - Loan Fees:

At December 31, 2015 and 2014 loan fees are as follows:

	2015	2014
Loan fees	$ 1,235,475	$ 1,115,475
Less: accumulated amortization	(232,409)	(120,863)
Loan fees, net	$ 1,003,066	$ 994,612

Total amortization expense of loan fees for 2015 and 2014 was $111,546 and $111,567, respectively. Future amortization expense at December 31, 2015 is as follows:

2016	$ 126,552
2017	126,552
2018	126,552
2019	126,552
2020	126,552
Thereafter	370,306
Total future amortization expense	$ 1,003,066

Note 4 - Property and Equipment:

Property and equipment, at cost less accumulated depreciation, at December 31, 2015 and 2014 are summarized as follows:

	2015	2014
Land	$ 18,401,752	$ 18,401,752
Land improvements	8,372,691	7,778,784
Building	203,421,450	203,421,450
Building improvements	2,094,002	1,462,642
Furniture, fixtures and personal property	4,313,062	3,489,398
	236,602,957	234,554,026
Less accumulated depreciation	(15,508,939)	(8,026,447)
Property and equipment, net	$ 221,094,018	$ 226,527,579

Depreciation expense for 2015 and 2014 amounted to $7,482,492 and $7,411,904, respectively.

All rents, leases, land and land improvements, fixtures, all current and future development rights and other similar rights were pledged as collateral for the long-term debt discussed in Note 5.

Note 5 - Long-Term Debt:

As of December 31, 2015 and 2014, the Company has notes payable owing to Wells Fargo Bank, National Association (the Lender), proceeds of which were used to finance the purchase of properties. The notes, the dates of which are all November 19, 2013, are as follows:

	2015	2014
City West, with a maturity date on December 1, 2023, at an interest rate of 4.46% with interest only payable on a monthly basis until December 31, 2017. Beginning on January 1, 2018 and continuing until the maturity date, principal and accrued interest are payable in monthly installments of $69,838. The remaining principal and any accrued interest is due at maturity	$ 18,533,000	$ 18,533,000

Matthews Reserve, with a maturity date on December 1, 2023, at an interest rate of 4.46% with interest only payable on a monthly basis until December 31, 2017. Beginning on January 1, 2018 and continuing until the maturity date, principal and accrued interest are payable in monthly installments of $66,213. The remaining principal and any accrued interest is due at maturity.	17,571,000	17,571,000
Mission Gate, with a maturity date on December 1, 2023, at an interest rate of 4.46% with interest only payable on a monthly basis until December 31, 2017. Beginning on January 1, 2018 and continuing until the maturity date, principal and accrued interest are payable in monthly installments of $136,216. The remaining principal and any accrued interest is due at maturity.	36,148,000	36,148,000
St. Marin, with a maturity date on December 1, 2023, at an interest rate of 4.46% with interest only payable on a monthly basis until December 31, 2017. Beginning on January 1, 2018 and continuing until the maturity date, principal and accrued interest are payable in monthly installments of $202,971. The remaining principal and any accrued interest is due at maturity.	53,863,000	53,863,000
Vinings Corner, with a maturity date on December 1, 2023, at an interest rate of 4.46% with interest only payable on a monthly basis until December 31, 2017. Beginning on January 1, 2018 and continuing until the maturity date, principal and accrued interest are payable in monthly installments of $100,387. The remaining principal and any accrued interest is due at maturity.	26,640,000	26,640,000
Central Park, with a maturity date on December 1, 2023, at an interest rate of 4.46% with interest only payable on a monthly basis until December 31, 2017. Beginning on January 1, 2018 and continuing until the maturity date, principal and accrued interest are payable in monthly installments of $103,519. The remaining principal and any accrued interest is due at maturity.	27,471,000	27,471,000
Total	$ 180,226,000	$ 180,226,000

The notes contain a prepayment premium due the Lender if any or all of the principal is paid during the prepayment premium period as described in the loan documents. The notes are secured by a deed of trust on the property and equipment discussed in Note 4. The notes are also guaranteed by W. Patrick McDowell.

Annual principal payments are due as follows:

Year Ended December 31,	
2018	$ 2,815,248
2019	2,945,224
Thereafter	174,465,528
Total	$ 180,226,000

On February 18, 2016, the properties entered into an additional financing agreement with the Lender for the total principal amount of $30,310,000, with interest at 5.53% to 5.61% and a maturity date of December 1, 2023. The principal and interest payable on a monthly basis starts April 1, 2016 and continues until the maturity date. The properties made initial refundable deposit fees amounting to $589,200 and recorded as other current assets as of December 31, 2015.

Note 6 - Members' Equity:

a. Description of Capital

Initial capital contributions of each member were determined at the acquisition date. No Member is required to make additional capital contributions over the contribution amounts contained in the operating agreement except for certain costs determined necessary to operate the business. Members are not entitled to earn any interest on contributed capital.

b. Allocations of Profits and Loss

Net profits and net losses for any taxable year or other period shall be allocated among the Members in a manner such that the capital account of each Member, immediately after making such allocation, is, as nearly as possible, equal to the distributions that would be made pursuant to the distribution of net cash if the Company's assets were sold for cash equal to their book value, all Company liabilities were satisfied (limited with respect to each non-recourse liability to the book value of the assets securing such liability), and the net assets of the Company were distributed in accordance with the distribution of net cash immediately after making such allocation, minus any amount such Member is obligated to contribute to the Company and such Member's share of Company minimum gain and Member minimum gain, computed immediately prior to the hypothetical sale of assets.

Neither net loss nor any item of loss or deduction shall be allocated to a Member if such allocation would result in such Member having or increasing an adjusted capital accounts deficit at the end of any fiscal year or other period.

c. Distributions of Net Cash

Distributions of net cash (net capital proceeds) are made to the Members on a quarterly basis in the following priority:

1) First, to the Members pro rata, in proportion to their respective percentage interests until each Member's capital contributions account balance is reduced to zero;

2) Next, to the Members pro rata, in proportion to their respective percentage interests until NPH shall have received (in the aggregate) an internal rate of return on its capital contributions (including the return of such capital contributions) equal to eleven percent (11 %);

3) Next, (i) eighty percent (80%) to the Members pro rata, in proportion to their respective percentage interests and (ii) twenty percent (20%) to the Managing Member, until NPH shall have received an internal rate of return on its capital contributions (including the return of such capital contributions) equal to sixteen percent (16%);

4) Thereafter, to the Members, (i) seventy percent (70%) to the Members pro rata, in proportion to their respective percentage interests, and (ii) thirty percent (30%) to the Managing Member.

d. Tax Distributions

For federal, state and local income tax purposes only, Company's income, gain, loss, deduction or expense (or any item thereof) for each taxable year or other period for which allocations are made shall be allocated to and among the Members to reflect the allocations of net profits and net losses made pursuant to the provisions for such fiscal year.

e. Dissolution

The Company shall be dissolved and terminated only upon the happening of any of the following events:

1) The sale or other disposition of all or substantially all of the assets of the Company (except under circumstances where (i) all or a portion of the purchase price is payable more than ninety (90) days after the closing of the sale or other disposition, or (ii) the Company retains a material economic or ownership interest in the entity to which all or substantially all of its assets are transferred);

2) A mutual determination by the Managing Member and NPH that the Company should be dissolved.

Note 7 - Related Party Transactions:

Total fees paid to the Managing Member in 2015 and 2014 were $404,360 and $388,414, respectively. Of the amount, $81,818 and $80,999 was outstanding at December 31, 2015 and 2014, respectively.

At December 31, 2014 the restricted cash of $1,717,981 was due to the Managing Member upon achievement of certain returns to the members. The amount was paid on February 13, 2015.

Note 8 - Concentration of Credit Risk:

The Company's operations are subject to a number of risks and uncertainties, including, but not limited to, risks associated with the cyclical nature of real estate operations and the geographic concentration of the Company's operations.